ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

AdvisorShares Trust		09985118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 29, 2019	September 2, 2018 to September 2, 2019	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

○	AdvisorShares Madrona Domestic ETF
○	AdvisorShares Madrona International ETF, each a series of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

AdvisorShares Trust		09985118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 1, 2019	September 2, 2018 to September 2, 2019	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

○	AdvisorShares Madrona Global Bond ETF, a series of:

AdvisorShares Trust

is changed to:

○	AdvisorShares FolioBeyond Smart Core Bond ETF, a series of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

AdvisorShares Trust		09985118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

See Below	September 2, 2018 to September 2, 2019	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
○ AdvisorShares Sabretooth ETF, a series of: AdvisorShares Trust	February 7, 2019
○ AdvisorShares Pure Cannabis ETF, a series of: AdvisorShares Trust	April 19, 2019

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

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